Exhibit 15.3

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Annual Report of Bitfufu Inc. on Form 20-F of our report dated December 18, 2023, which includes an explanatory paragraph as to Arisz Acquisition Corp.’s ability to continue as a going concern and an explanatory paragraph as to the restatement of previously issued financial statements, with respect to our audits of the financial statements of Arisz Acquisition Corp. as of September 30, 2023 and 2022 and for the years then ended, appearing in the Annual Report on Form 10-K of Arisz Acquisition Corp. for the year ended September 30, 2023. We also consent to the reference to our firm under the heading “Statements by Experts” in the Annual Report on Form 20-F.

/s/ Marcum llp

Marcum llp

East Hanover, NJ

April 25, 2024